Appendix D:
Directors & Officers Work History

Please Find below the work history, or Bios, for the Directors & Officers associated with Good Works Film LLC:

Career History can be located via the following links

Kip Konwiser, Managing Member/Producer

Bio:

> The Konwiser Brothers began their professional career together and have stayed that way ever since. Their earliest outings were as professional tap dancers in shows across the country, included in their act was dance, juggling, comedy and magic performed on stages and street corners everywhere. As professional skiers they started making films for Warren Miller Ski Films and began their formal collaboration after each had graduated from USC Cinema–Television graduate program with stints as writers on "The New Jonny Quest", music and film collaborations with the Grateful Dead's drummer Mickey Hart, in multimedia with partners Herbie Hancock, The Doors, Willie Nelson, Carlos Santana, Peter Gabriel, Oliver Stone's Nixon among others and as production/development executives for USC Film School's founding dean, Academy Award winning dramaturge Frank Daniel as well as for Academy Award winning producer Laurence Mark. In 1997, the Konwisers' film Miss Evers' Boys (1997) earned 12 Emmy nominations, winning in 5 categories including Best Made for Television Film. They soon followed that success with another Emmy Award for their sports documentary _On Hallowed Ground (2000) (TV)_ and continue to write, produce, direct and compose the music for numerous film and television productions.

Links

- IMDB



Mario Van Peebles Managing Member/Director

Bio:

Mario Van Peebles is a highly regarded director, actor, producer and writer. His directorial skills can be seen in the retelling of the epic mini-series "Roots" starring Forest Whitaker and Matthew Goode. Van Peebles has directed award-winning shows such as the recent hit "Empire" and "The Last Ship," as well as "Sons of Anarchy," "Lost," "Damages," and "Boss." As an actor Van Peebles has credits are as equally impressive.

An independent filmmaker to his core, Van Pebbles grew up watching Melvin Van Peebles, his maverick filmmaker father. A true master craftsman in his own right, Van Peebles is defined as a director, screenwriter, playwright, novelist and composer; known for funding his own work.

His many talents can be seen in films like his directorial breakout hit "New Jack City," "Posse" and "Panther;" plus Michael Mann's Oscar® nominated "Ali," in which he received critical acclaim for his role as real life minister and human rights activist Malcom X; the multi-award-winning "Cotton Club" written and directed by Francis Ford Coppola; Clint Eastwood's "Heartbreak Ridge;" and several projects with Ava DuVernay.

Throughout his career, Van Peebles has brought challenging, compelling material to the screen, including his hip hop coming-of-age film "We the Party," for which he wrote, directed and produced; his documentary short "Bring You're a Game;" and, of course, "Baadasssss!" This was Van Peebles' odyssey about the making of his father's groundbreaking film "Sweet Sweetback's Baadasssss Song" and was one of Ebert and Roeper's ten best movies of the year for 2004.

As a director, Van Pebbles has affected unusually strong performances from his fellow actors. They often remark that he creates a collaborative climate where they feel free to do their best work. He believes his background as an actor helps him approach the actor's character development process internally. Conversely, he believes being a director has made him a more trusting, nuanced actor. Being able to do both is like creative crop rotation for Van Peebles. Not many directors get the privilege of being directed by other strong filmmakers. Acting for others is still "super exciting" to him.

In 1994, Hofstra University awarded Van Peebles an honorary doctorate of humane letters. After earning a Bachelor of Arts in Economics from Columbia University, Van Peebles spent two years working at New York's Department of Environmental Protection before moving to Hollywood to try his hand at acting, writing and directing.

In addition to directing and acting in features, Van Peebles is passionate about supporting education and eco-consciousness through media. With his reality show, Mario's Green House, he teamed up with his five children and his father to chronicle the Van Peebles family's often-humorous attempts to raise their eco-consciousness as they try to go green in Hollywood. Green "We never got to the full green, more like Olive green," jokes Van Peebles.

Links: IMDB

Mario Van Peebles

Actor | Director | Producer




SEE RANK

THE FOLLOWING PREVIEW HAS BEEN APPROVED FOR
APPROPRIATE AUDIENCES
BY THE MOTION PICTURE ASSOCIATION, INC.

THE FILM ADVERTISED HAS BEEN RATED

R RESTRICTED — VIOLENCE THROUGHOUT, SEXUAL MATERIAL / NUDITY AND LANGUAGE
Under 17 Requires Accompanying Parent or Adult Guardian

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Mario Van Peebles is a highly regarded director, actor, producer and writer. His directorial skills can be seen in the retelling of the epic mini-series "Roots" starring Forest Whitaker and Matthew Goode. Van Peebles has directed award-winning shows such as the recent hit "Empire" and "The Last Ship," as well as "Sons of Anarchy," "Lost," "Damages... See full bio »

Born: January 15, 1957 in Mexico City, Distrito Federal, Mexico

Joshua Russell, Managing Member/Producer

Bio:

Joshua Russell is known for Fancypants (2011), Christian and OMG (2011)

Links: IMDB

